BB 3/28

06008764

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: January 31, 2007	
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SEC FILE NUMBER
8-66097

AB 3/31

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PCS Dunbar Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Manhattanville Road, Suite 205A
(No. and Street)

Purchase, NY 10577
(City) (State) (Zip Code)

PROCESSED
JUN 09 2006
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Staudinger (914) 694-3700
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

SEC MAIL PROCESSING
RECEIVED
MAR 1 2006
WASH. D.C. 160 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/8

OATH OR AFFIRMATION

I, David Staudinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PCS Dunbar Securities LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

CEO
Title

MICHELLE JANNIELLO
Notary Public, State Of New York
No.01JA6085119
Qualified In New York County
Commission Expires December 23, 2006

____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PCS DUNBAR SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

PCS DUNBAR SECURITIES, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 1 2006
WASH, D.C.
160

INDEPENDENT AUDITORS' REPORT

To the Members of
PCS Dunbar Securities, LLC

We have audited the accompanying statement of financial condition of PCS Dunbar Securities, LLC as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PCS Dunbar Securities, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 30, 2006

PCS DUNBAR SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS		
Cash and cash equivalents	$	1,180,660
Receivables from clearing brokers, including clearing costs of $200,000		635,464
Prepaid client service costs		1,687,560
Members' loans receivable		25,000
Other assets		61,692
	$	3,590,376
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	459,811
Accrued client service costs		510,939
		970,750
Members' equity		2,619,626
	$	3,590,376

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

In July 2003, PCS Dunbar Securities, LLC ("the Company"), was organized under the laws of the State of Delaware as a limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Operations of the Company began as of January 10, 2005. The Company is primarily engaged in providing independent research products to institutional investors under soft dollar arrangements in which a broker-dealer provides research to a customer in return for a certain volume of commission revenue from that customer. The Company also engages in institutional brokerage of over the counter and listed equities on an unsolicited and agency basis.

The Company does not carry accounts for customers or perform custodial functions related to securities. The Company clears its securities transactions on a fully disclosed basis through its clearing broker.

Method of Accounting and Revenue Recognition

The Company conducts a portion of its business within the safe harbor of Section 28(e) of the Securities Exchange Act of 1934, as amended. In that regard, the Company executes brokerage transactions for investment advisors, money managers and plan sponsors ("Money Managers") at a negotiated commission rate. As an incentive to use the Company's services for the execution of such brokerage transactions, the Company has developed a system to provide third-party research services to Money Managers based upon the frequency of use of its services.

The amount of third-party research services that the Company will furnish to the Money Managers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions and is measured by the Company in terms of commission total balance, commissions paid less research provided. It is understood by the Money Managers and the Company that the commission total balance is not redeemable in cash and, when redeemed, may only be used to obtain third-party research services through the Company. The accumulated commission total balance of Money Managers is reduced when such Money Managers request the Company to provide third-party research services.

Amounts relating to Money Managers with a positive commission total balance are reflected in the accompanying balance sheet as accrued client service costs. Such amounts represent the estimated third-party research services to be provided to Money Managers from whom the Company has earned commissions for execution of brokerage transactions. Amounts relating to Money Managers with a negative commission total balance are reflected in the accompanying balance sheet as prepaid client research costs. Such amounts represent the amount of research services paid on behalf of Money Managers for which future commissions are expected to be received. The provision for uncollectible negative commission total balance is determined under the direct write-off method, which is not materially different from the allowance method.

1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition

The Company records income from commissions on a trade date basis.

Cash and Cash Equivalents

The Company considers overnight deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Income Taxes

The Company is a limited liability company. Accordingly, no income taxes are incurred by the company as income and losses flow directly to the members.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net capital requirement

The Company is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was approximately $839,000 which was approximately $774,000 in excess of its minimum requirement of approximately $65,000.

3. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

4. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with these clearance agreements, the Company has agreed to indemnify these brokers for losses the clearing brokers may sustain from customer accounts introduced by the Company. It is not practicable to estimate the fair value of the indemnity clause; however, the Company does not anticipate that it will incur any losses as a result of the indemnification.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The receivables from clearing brokers are pursuant to these agreements.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.

5. Commitments and contingencies

The Company is obligated under a sublease for office space. This sublease provides for increases in rental payments over base year amounts.

The lease provides for future minimum rental payments as follows:

Year ending December 31,		
2006	$	75,628
2007		77,830
2008		32,429
	$	185,887

The rent expense relating to this lease for the year ending December 31, 2005 is approximately $81,000.

The Company issued an irrevocable letter of credit of $40,000 as a security deposit for its office which is included in other assets as of December 31, 2005. The Company is required to maintain this letter of credit throughout the duration of the lease, which expires in May 2008.

6. Employee benefit plan

In June 2005, the Company established a 401(k) profit sharing plan for all eligible employees. Employees may contribute a percentage of their salaries, as defined in the plan, subject to the limitations of the Internal Revenue Code. The Company's matching contributions can be up to 100 percent of each employee's contribution. No matching contributions were made by the Company for the year ended December, 31 2005.

7. Transfer of assets

In January 2005, approximately $565,000 of accrued client service costs, $292,000 of prepaid client service costs, net revenues of $148,000 and cash of $421,000 were transferred from another broker dealer to the Company. The purpose of this transaction was to commence the operations of the Company pursuant to its NASD membership approval. The other broker dealer received an agreed upon amount per trade ticket executed from the activity generated by the members of the Company, who were also a registered representatives of the other broker dealer, until commencement of the operations of the Company. Additionally, in the future, the Company will have regular recurring transactions with the other broker dealer, primarily comprised of payments for research.